UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

                 TPG RE Finance Trust, Inc.

(Name of Issuer)

                        Common Stock, par value $0.001 per share

(Title of Class of Securities)

                               87266M107

(CUSIP Number)

                          December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266M107		13G	Page 2 of 11
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,464,863 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,464,863 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,863 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (2)
12	TYPE OF REPORTING PERSON CO

(1) Includes (i) 6,505,167 shares of Common Stock (as defined below) and (ii) 959,696 shares of Common Stock issuable upon conversion of 959,696 shares of Class A Common Stock (as defined below).

(2) The calculation assumes that there is a total of 60,577,998 shares of Common Stock outstanding, which is the sum of (i) the 59,618,302 shares of Common Stock outstanding as of November 3, 2017, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2017, and (ii) the 959,696 shares of Common Stock issuable upon conversion of the shares of Class A Common Stock reported herein.

CUSIP No. 87266M107		13G	Page 3 of 11
1	NAME OF REPORTING PERSON TPG Real Estate GenPar Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,464,863 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,464,863 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,863 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (4)
12	TYPE OF REPORTING PERSON CO

(3) Includes (i) 6,505,167 shares of Common Stock and (ii) 959,696 shares of Common Stock issuable upon conversion of 959,696 shares of Class A Common Stock.

(4) The calculation assumes that there is a total of 60,577,998 shares of Common Stock outstanding, which is the sum of (i) the 59,618,302 shares of Common Stock outstanding as of November 3, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2017, and (ii) the 959,696 shares of Common Stock issuable upon conversion of the shares of Class A Common Stock reported herein.

CUSIP No. 87266M107		13G	Page 4 of 11
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,464,863 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,464,863 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,863 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (6)
12	TYPE OF REPORTING PERSON IN

(5) Includes (i) 6,505,167 shares of Common Stock and (ii) 959,696 shares of Common Stock issuable upon conversion of 959,696 shares of Class A Common Stock.

(6) The calculation assumes that there is a total of 60,577,998 shares of Common Stock outstanding, which is the sum of (i) the 59,618,302 shares of Common Stock outstanding as of November 3, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2017, and (ii) the 959,696 shares of Common Stock issuable upon conversion of the shares of Class A Common Stock reported herein.

CUSIP No. 87266M107		13G	Page 5 of 11
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,464,863 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,464,863 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,863 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (8)
12	TYPE OF REPORTING PERSON IN

(7) Includes (i) 6,505,167 shares of Common Stock and (ii) 959,696 shares of Common Stock issuable upon conversion of 959,696 shares of Class A Common Stock.

(8) The calculation assumes that there is a total of 60,577,998 shares of Common Stock outstanding, which is the sum of (i) the 59,618,302 shares of Common Stock outstanding as of November 3, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2017, and (ii) the 959,696 shares of Common Stock issuable upon conversion of the shares of Class A Common Stock reported herein.

Item 1	(a).	Name of Issuer: TPG RE Finance Trust, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 888 Seventh Avenue, 35th Floor New York, New York 10106

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Real Estate GenPar Advisors, Inc., a Delaware corporation (“TPG Real Estate Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the (i) sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, and (ii) sole member of TPG Holdings II-A, LLC, a Delaware limited liability company. TPG Holdings III-A, Inc. is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership (“TPG Holdings III”), which (i) directly holds 1,811,251 shares of Common Stock and (ii) is the sole member of TPG DASA Advisors (RE) II, LLC, a Delaware limited liability company, which is the general partner of TPG NJ DASA GenPar C, L.P., a Delaware limited partnership, which is the general partner of TPG/NJ (RE) Partnership, L.P., a Delaware limited partnership (“TPG/NJ RE Partnership”), which directly holds 4,693,916 shares of Common Stock.

TPG Holdings II-A, LLC is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Real Estate Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG RE Finance Trust Management, L.P., a Delaware limited partnership (“TPG RE Finance Trust Management”), which directly holds 32,745 shares of Class A common stock (“Class A Common Stock”) of the Issuer. TPG Real Estate Advisors is the general partner of TPG RE Finance Trust Equity, L.P., a Delaware limited partnership (“TPG RE Finance Trust Equity” and, together with TPG Holdings III, TPG/NJ RE Partnership and TPG RE Finance Trust Management, the “TPG Funds”), which directly holds 926,951 shares of Class A Common Stock. Pursuant to the Articles of Amendment and Restatement of the Issuer, each share of Class A Common Stock is convertible at any time or from time to time, at the option of the holder, for one share of Common Stock.

Because of Group Advisors’ relationship to TPG Holdings III and TPG/NJ RE Partnership, Group Advisors may be deemed to beneficially own the shares of Common Stock held by TPG Holdings III and TPG/NJ RE Partnership, respectively. Because of Group Advisors’ relationship to TPG RE Finance Trust Management, Group Advisors may be deemed to beneficially own the shares of Class A Common Stock held by TPG RE Finance Trust Management. Because of TPG Real Estate Advisors’ relationship to TPG RE Finance Trust Equity, TPG Real Estate Advisors may be deemed to beneficially own the shares of Class A Common Stock held by TPG RE Finance Trust Equity.

David Bonderman and James G. Coulter are sole shareholders of each of Group Advisors and TPG Real Estate Advisors, and may therefore be deemed to beneficially own the shares of Common Stock and Class A Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock and Class A Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Common Stock, $0.001 par value (“Common Stock”)
Item 2	(e).	CUSIP Number: 87266M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Real Estate GenPar Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (9)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (10)

(9) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(10) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

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